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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              -------------------

                                 SCHEDULE 13G

                                (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                           (Amendment No. _______)/1/


                              Gart Sports Company
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                               (Name of Issuer)

                    Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  366630 10 1
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                                (CUSIP Number)

                               February 22, 2001
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            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  Rule 13d-1(b)
             ---

                  Rule 13d-1(c)
             ---

              X   Rule 13d-1(d)
             ---

-----------------------
     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                                           ---------------------
CUSIP No. 366630 10 1                                        Page 2 of 6 Pages
                                                           ---------------------

--------------------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Green Equity Investors, L.P.
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   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) ___
                                                           (b) ___
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   3.   SEC USE ONLY

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   4.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
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                     5.   SOLE VOTING POWER
      NUMBER                   -0-
        OF           -----------------------------------------------------------
      SHARES         6.   SHARED VOTING POWER
   BENEFICIALLY                4,713,200
       OWNED         -----------------------------------------------------------
        BY           7.   SOLE DISPOSITIVE POWER
       EACH                    4,713,200
     REPORTING       -----------------------------------------------------------
    PERSON WITH      8.   SHARED DISPOSITIVE POWER
                               -0-
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    9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,713,200
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    10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [_]
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    11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9  64.1%
--------------------------------------------------------------------------------
    12.  TYPE OF REPORTING PERSON*    PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
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                                                           ---------------------
CUSIP No. 366630 10 1                                        Page 3 of 6 Pages
                                                           ---------------------

Item 1(a).     Name of Issuer:

               Gart Sports Company (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               1000 Broadway, Denver, Colorado 80203

Item 2(a).     Name of Person Filing:

               Green Equity Investors, L.P. ("GEI")

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               11111 Santa Monica Boulevard, Los Angeles, California 90025

Item 2(c).     Citizenship:

               Delaware

Item 2(d).     Title of Class of Securities:

               Common Stock, $0.01 par value per share ("Common Stock")

Item 2(e).     CUSIP Number:

               366630 10 1

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

               (a)  [_]  Broker or dealer registered under Section 15 of the
                         Exchange Act.

               (b)  [_]  Bank as defined in Section 3(a) (6) of the Exchange
                         Act.

               (c)  [_]  Insurance company as defined in Section 3(a) (19) of the Exchange Act.

               (d)  [_]  Investment company registered under Section 8 of the
                         Investment Company Act.
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                                                           ---------------------
CUSIP No. 366630 10 1                                        Page 4 of 6 Pages
                                                           ---------------------


               (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)
                         (1)(ii) (E);

               (f)  [_]  An employee benefit plan or endowment fund in
                         accordance with Rule 13d-1(b) (1) (ii) (F);

               (g)  [_]  A parent holding company or control person in
                         accordance with Rule 13d-1(b) (1) (ii) (G);

               (h)  [_]  A savings association as defined in Section 3(b) of the
                         Federal Deposit Insurance Act;

               (i)  [_]  A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act;

               (j)  [_]  Group, in accordance with Rule 13d-1(b) (1) (ii) (J).

Item 4.        Ownership.

               (a)  Amount beneficially owned:

               4,713,200 shares of Common Stock

               (b)  Percent of class:

               64.1%

               (c)  Number of shares as to which such person has:

                    (i)   Sole power to vote or to direct the vote:

                    -0-

                    (ii)  Shared power to vote or to direct the vote:

                    GEI has shared power to vote 4,713,200 shares of Common Stock, pursuant to the Voting Agreement, dated as of February 21, 2001, by and between GEI and Oshman's Sporting Goods, Inc. (which agreement is in the form of Exhibit 99.3 to the Issuer's Form 8-K, filed with the Securities and Exchange Commission on March 1, 2001).

                    (iii) Sole power to dispose or to direct the disposition of:

                    4,713,200 shares of Common Stock

                    (iv) Shared power to dispose or to direct the disposition of:

                    -0-
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                                                           ---------------------
CUSIP No. 366630 10 1                                        Page 5 of 6 Pages
                                                           ---------------------

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

               Not applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certifications.

               Not applicable.
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CUSIP No. 366630 10 1                                        Page 6 of 6 Pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 1, 2001              GREEN EQUITY INVESTORS, L.P.

                                  By:  Leonard Green & Associates, L.P.,
                                       General Partner

                                       By: /s/ Jonathan D. Sokoloff
                                       Jonathan D. Sokoloff, General Partner